Investment Company Act

Section 270.17g-1 Required Bonding

as of August 31, 2020

Fund	Trust Size	Bond Required

Virtus Alternative Solutions Trust	170,857,440	600,000
Virtus Asset Trust	10,318,928,522	2,500,000
Virtus Equity Trust	14,525,027,693	2,500,000
Virtus Opportunities Trust	18,406,214,011	2,500,000
Virtus Variable Insurance Trust	1,030,602,605	1,250,000
Duff & Phelps Utility and Corporate Bond Trust, Inc. (DUC)	371,872,702	750,000
DNP Select Income Fund, Inc. (DNP)	3,707,114,763	2,300,000
DTF Tax Free Income, Inc. (DTF)	200,795,015	600,000
Duff & Phelps Utility and Infrastructure Fund, Inc. (DPG)	696,288,454	900,000
Duff & Phelps Select MLP & Midstream Energy Fund, Inc. (DSE)	17,876,343	225,000
Virtus Global Multi-Sector Income Fund (VGI)	195,035,952	600,000
Virtus Total Return Fund Inc. (ZTR)	592,766,160	900,000
ETF Series I	631,369,768	900,000
Virtus ETF Trust II	18,177,248	225,000

TOTAL	50,882,926,676	16,750,000